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AKS 9/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054076

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31595

SEC MAIL PROCESSING SECTION RECEIVED SEP 0 3 2002 WASH., D.C. 180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

International Business Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1824 Pandora Ave., Suite 3
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang 310 441-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name)*

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Lang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Business Securities, Inc., as of June 30, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MOHAMMAD KISHAWI
COMM. #1267862
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. July 14, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2002

INTERNATIONAL BUSINESS SECURITIES, INC.
1824 PANDORA AVE., STE 3
LOS ANGELES, CALIFORNIA 90025

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
International Business Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of International Business Securities, Inc., and related statements of income, cash flows, and changes in shareholder's equity as of June 30, 2002. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of International Business Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of International Business Securities, Inc. and the results of operations, cash flows and shareholder's equity as of June 30, 2002, in conformity with the generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 11 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
July 24, 2002

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
6029 Linda Way, Culver City, CA 90230
Phone (310) 815-8380 Fax (310) 815-8326 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash and cash equivalents		$	99,776
Clearing deposits			35,000
Inventory			11,450
Investments			29,525
Advances			82,008
Officer's loan receivable			132,442
Property and Equipment, at cost, net of accumulated depreciation of $6,781			(0)
TOTAL ASSETS		$	390,201

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	15,132
TOTAL LIABILITIES				15,132
SHAREHOLDER'S EQUITY				
Common stock	$	56,871		
Paid in capital		1,111,756		
Retained Earnings (Deficit)		(793,558)		375,069
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	390,201

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED JUNE 30, 2002

REVENUES		
Commission income	$	49,722
Securities gain (loss)		(22,020)
Interest income		7,961
TOTAL REVENUES		35,663
OPERATING EXPENSES - see page 7		72,415
INCOME (LOSS) BEFORE TAX PROVISION		(36,752)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(37,552)

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2001	$ 56,871	$ 1,111,756	$ (756,006)	$ 412,621
Net Income (Loss)			(37,552)	(37,552)
Balance, June 30, 2002	$ 56,871	$ 1,111,756	$ (793,558)	$ 375,069

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash Flows from Operating Activities:		
Net income (loss)	$	(37,552)
Depreciation		1,130
Changes in operating assets and liabilities:		
Interest receivable		1,331
Inventory		5,878
Loan receivable		(6,290)
Accounts payable		14,544
Net cash provided in operating activities		(20,958)
Cash Flows for Investing Activities:		
Investments		(2,225)
Cash Flow for Investment Activities		(2,225)
Cash Flows from Financing Activities:		0
Net decrease in cash		(20,958)
Cash at beginning of year		122,959
Cash at end of year	$	99,776

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 - ORGANIZATION

International Business Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Los angeles, California. The Company operates pursuant to the (k)(2)(I) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. To date, its principal and only office is located in Los Angeles, California.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At June 30, 2002, the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 3 - INCOME TAXES

Net operating loss carry forwards of approximately $786,000 at year-end 2002 are available to reduce future taxable income. Of these carry forwards, $580,000 expires in 2003, $87,000 in 2004, $58,000 in 2005, $15,000 in 2006, $7,000 in 2010, $36,000 in 2011 and $36,000 in 2012.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company facilities are an office in home, consequently, there are no lease obligations.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

International Business Securities, Inc.
Los Angeles, California

My report on my audit of the basic financial statements of International Business Securities, Inc. for June 30, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of operating expenses on Page 7 is presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
July 24, 2002

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

INTERNATIONAL BUSINESS SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
INTERNATIONAL BUSINESS SECURITIES, INC.

OPERATING EXPENSES

Auto expense	$	3,697
Commissions expense		24,875
Depreciation		1,130
Insurance		7,023
Medical expenses		2,579
Miscellaneous other		2,788
NASD fees		541
Office expenses		11,320
Professional services		2,095
Quote service		1,519
Repair & maintenance		3,359
Telephone		4,328
Travel & Entertainment		7,161
TOTAL EXPENSES	$	72,415

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2002

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	375,069
Non allowable assets		(243,975)
Haircuts $6,450 @ 15%		(968)
NET CAPITAL	$	130,127
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	1,009
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	30,127
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	128,613
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	15,132
Percentage of aggregate indebtedness to net capital		12%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	132,350
VARIANCE -		
Commissions receivable reclassified to investments		(2,223)
NET CAPITAL PER AUDITED REPORT	$	130,127

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2002

NON-ALLOWABLE ASSETS			
Investments	$	29,525	
Advances		82,008	
Officer's loan receivable		132,442	
Property and Equipment, at cost, net of accumulated depreciation of $6,781		(0)	$ 243,975

See Accompanying Notes to Financial Statements

PART II

INTERNATIONAL BUSINESS SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

JUNE 30, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
International Business Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of International Business Securities, Inc. (hereafter referred to as the "Company") for the year ended June 30, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

It has come to my attention that the SEC has brought to the attention of the Company that in a few transactions, some customers were charged an excessive mark-up/markdown and that the amount of any markup, markdown or similar renumerations received by a broker-dealer in a "riskless" principal transaction in an equity security be disclosed on the confirmation unless the firm is a bona fide market maker. The Company revised its computer software program to prevent the above deficiencies in the future.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of June 30, 2002, and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
July 24, 2002